

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Tristan Yopp
Chief Financial Officer
Bluescape Opportunities Acquisition Corp.
300 Crescent Court, Suite 1860
Dallas, TX 75201

      Re: Bluescape Opportunities Acquisition Corp.
             Form 10-K for the Fiscal Year ended December 31, 2022
             Filed March 31, 2023
             File No. 001-39666

Dear Tristan Yopp:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation